SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayer’s Enrollment of the Ministry of Finance No. (“CNPJ”) 02.558.118/001 -65
NIRE 533 000 577 0

PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING Held on 10th May, 2007

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING
Held on 10th May, 2007

Date, time and place:

On the tenth Day of the month of May, 2007, at 01:00 p.m., at the corporate headquarters of Telemig Celular Participações S.A. (“Telemig Participações” or “Company”), in the City of Brasília, Distrito Federal, at the address SCN, Quadra 04, Bloco B, 100, Centro Empresarial Varig, Torre Oeste, sala 702A.

Call:

The shareholders of Telemig Participações have been called by the Second Call Public Notice published in the issues of 02, 03 and 04 May, 2007 of the Official Gazette of the Federal District, and the newspaper “Valor Econômico”, pursuant to item II, first paragraph, Article 24 of Law n° 6,404/76.

Attendance:

Shareholders representing a majority of the voting capital of Telemig Participações were in attendance according to the signatures on record in the Shareholders’ Attendance Book.

Presiding Board:

Quorum checking waived, pursuant to the provisions under article 125, jointly with article 135, caption, of Law number 6,404/76, the Extraordinary Shareholders’ Meeting was installed by Mr. Rodrigo Nogueira Mendes, in the capacity of attorney in fact of Mr. Oscar Thompson, CEO, CFO and Director of Investors Relations (Exhibit 01). Next, Mrs. Carolina Simões Cardoso assumed the chairmanship of the works and invited Mr. Rodrigo Nogueira Mendes to be the secretary.

Agenda:

1. To establish the lump sum compensation of officer for the 2007 financial year;
2. Capitalize the assets represented by the premium, upon the issuance of Company’s shares and the corresponding increase of the capital stock;
3. Capitalize the profit reserves in the amount exceeding the value of the capital stock;
4. Amend the registered office of the Company to Rua Levindo Lopes, 258, Funcionários, Belo Horizonte, MG;
5. Amend article 5 of Company’s Bylaws to reflect the resolutions included under items 2 and 3 above; and
6. Amend article 3 of Company’s Bylaws to reflect the resolutions included under item 4 above.

Resolutions:

After the reading of the agenda was waived, it was unanimously resolved by the shareholders present that the minutes of this Meeting was to be drawn up as a summary, pursuant to the terms of Article 130, 1st Paragraph, of Law number 6,404/76, being allowed the right to present expressions of votes and objections, which, after being received by the Presiding Board, shall be filed at the Company’s registered office.

Initially, Mrs. President registered the receipt of the copy of the Minutes of the Previous Meeting of the Subscribers of the Shareholders’ Agreement of Newtel Participações S.A., which was held on April 24, 2007, at 12:00 noon (Exhibit 02), and copy of the Minutes of the Extraordinary Shareholders’ Meeting of Telpart Participações S.A., which was held on April 25, 2007, at 11 am (Exhibit 03), in which it is included the voting instructions to be followed in this conclave, by the representatives of the shareholder Telpart Participações S.A.

Afterwards, Mrs. President resolved item 1 of the agenda, and it was unanimously approved by the shareholders present, with the abstention of the shareholder Vanguard

FTSE All-World Ex-Us Index Fund, A S of V Inter E I FDS, the definition of the lump sum compensation of the officers of Telemig Participações for the 2007 financial year, in the form of the proposal of the Company’s Management (Exhibit 04), to be shared pursuant to resolution of the respective Board of Directors.

It was discussed, then, item 2 of the agenda, and it was unanimously approved by the shareholders present, with the abstention of the shareholder Vanguard FTSE All-World Ex-Us Index Fund, A S of V Inter E I FDS, the proposal of the Management of Telemig Participações referring to the capitalization of the tax benefit earned by the Company, derived from the amortization of the premium referring to the financial year of 2006 (Exhibit 05), In the amount of twenty three million, nine hundred and ninety-six thousand, eighty-two Reais and seventy-eight cents (R$ 23,996,082.78), upon the issuance of: a) 1,623,072,542 (one billion, six hundred and twenty-three million, seventy-two thousand, Five hundred and forty-two) ordinary shares and without par value at the price of issue of R$ 8.0345 (eight point zero three four five reais), per lot of 1,000 (one thousand) shares; and b) 2,740,987,203 (two billion, seven hundred and forty million, nine hundred and eighty-seven thousand, two hundred and three) preferred shares and without par value, at the price of issue of R$ 3.9969 (three point nine nine six nine) per lot of 1,000 (one thousand) shares. The said price has as its base the daily average of the closing prices of the floor sessions of the Stock Exchange of São Paulo - BOVESPA, pondered by the respective volumes traded, related to the term corresponding to 60 (sixty) days immediately before the Meeting. The shares issued hereby shall be entitled to receive full dividends related to the 2007 financial year; however, they shall not be entitled to dividends related to the financial year ended on December 31, 2006. There shall be assured to the Company’s shareholders the right of preference to acquire the issued shares, in the species and class they are holders, at the proportion of 0.012200 shares for each ordinary or preferred share. The right of preference shall be exercised within up to 30 days counted as from the date of publication of the relevant Notice to Shareholders, subject to what is provided in Article 171, 1st Paragraph, of Law 6,404/76. The shareholders Who exercise the right of preference shall pay direct to the shareholder Telpart Participações the amounts related to the exercise of such right of preference, pursuant to Article 171, 2nd paragraph, of Law 6,404/76.

In relation to item 3 of the agenda, it was unanimously approved by the votes provided, with the abstention of the shareholder Vanguard FTSE All-World Ex-Us Index Fund, A S of V Inter E I FDS, the capitalization of the profit reserves in the amount exceeding the value of the capital stock of Telemig Participações, corresponding to R$ 34,653,917.22 (thirty four million, six hundred and fifty three thousand, nine hundred and seventeen Reais and twenty two cents), without the issue of new shares, pursuant to proposal of Company’s Management (Exhibit 05).

As to item 4 of the agenda, it was unanimously approved, with the abstention of the shareholder Vanguard FTSE All-World Ex-Us Index Fund, A S of V Inter E I FDS, the amendment of the registered office of Telemig Participações to Rua Levindo Lopes, 258, Funcionários, Belo Horizonte, MG.

With regard to item 5 of the agenda, it was unanimously approved by the shareholders present, with the abstention of the shareholder Vanguard FTSE All-World Ex-Us Index Fund, A S of V Inter E I FDS, that due to the resolutions taken regarding items 2 and 3 above, article 5 of Company’s Bylaws shall be valid with the following redaction:

“Article 5 – The paid up capital stock is R$ 515,000,000.00 (Five hundred fifteen million Reais) representing 362,070,615,338 (three hundred sixty-two billion, seventy million, six hundred fifteen thousand, three hundred and thirty-eight) shares, being 134,660,593,179 (one hundred thirty-four billion, six hundred sixty million, five hundred ninety-three thousand, one hundred seventy-nine) ordinary shares and 227,410,022,159 (two hundred twenty seven billion, four hundred and ten million, twenty-two thousand, one hundred and fifty-nine) preferred shares, all nominative, without par value".

Finally, with regard to item 6 of the agenda, it was unanimously approved by the votes provided, with the abstention of the shareholder Vanguard FTSE All-World Ex-Us Index Fund, A S of V Inter E I FDS, that due to the resolutions taken regarding item 4 above, article 3 of Company’s Bylaws shall be valid with the following redaction:

“Article 3 – Company’s corporate headquarters and venue is in Belo Horizonte, Minas Gerais, at Rua Levindo Lopes, 258, Funcionários, and, upon decision of the Executive Board, subject to what is provided for in article of these Bylaws, it may create and extinguish branches and offices in any location of the country and abroad”.

Closing:

As there was no other subject to discuss, Mrs. President offered the floor to those present and as no one manifested themselves, the session was closed and the minutes was drawn up, which, after being read and agreed to, was subscribed by the shareholders present, by Mrs. President and by Mr. Secretary. It was authorized the publication of this minutes with the omission of the signatures present at the meeting, in accordance with the terms of Article 130, 2nd Paragraph, of Law number 6,404/76.

Brasília, May 10th, 2007.

Carolina Simões Cardoso	Rodrigo Nogueira Mendes
President	Secretary

Shareholders Present at the Meeting:

Telpart Participações S.A.

Norges Bank

Capital International Emerging Markets Fund

Emerging Markets Growth Fund Inc

Capital Guardian Emerging Markets Equity Fund For Tax – Exempt Trusts Capital Guardian Emerging Markets Equity Master Fund Capital Guardian Emerging Markets Restricted Equity Fund for Tax E. TS The Master Trust Bank of Japan, Ltd. RE: MTBC400035147 Vanguard FTSE All-World Ex-Us Index Fund, A S of V Inter E I FDS

This Page is integral part of the Minutes of the Extraordinary Shareholders’ Meeting of Telemig Celular Participações S.A.,
Held on May 10th, 2007 at 1 pm ..
SP - 104259-00001 - 934972v1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.